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EX-99.1 PROXY INFO STATEMENT TO HOLDERS OF ADSs                     Exhibit 99.1

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 TIME SENSITIVE
   MATERIALS
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                             DEPOSITARY'S NOTICE OF
                            SHAREHOLDERS' MEETING OF
                            REDIFF.COM INDIA LIMITED

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ADSs:                    American Depositary Shares, evidenced by American
                         Depositary Receipts ("ADRs").
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ADS CUSIP NO.            757479100.
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ADS RECORD DATE:         November 30, 2000.
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MEETING SPECIFICS:       Extraordinary General Meeting of Shareholders -
                         December 21, 2000 at 10:00 A.M. (local time) at the
                         Corporate Office, First Floor, Mahalaxmi Engg. Estate,
                         L.J. First Cross Road, Mahim (W), Mumbai, India 400
                         016.
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MEETING AGENDA:          Please refer to the Company's Notice of Meeting
                         enclosed herewith.
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ADS VOTING INSTRUCTIONS  On or before 10:00 A.M. (New York City time) on
DEADLINE:                December 15, 2000.
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DEPOSITED SECURITIES:    Equity shares, par value Rs. 5 per share, of Rediff.com
                         India Limited, a public company with limited liability
                         organized under the laws of the Republic of India (the
                         "Company").
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ADS RATIO:               1 equity share to 2 ADSs.
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DEPOSITARY:              Citibank, N.A.
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CUSTODIAN OF             Citibank, N.A. - Mumbai Branch
DEPOSITED SECURITIES:
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DEPOSIT AGREEMENT:       Deposit Agreement, dated as of June 13, 2000, by and
                         among the Company, the Depositary, and all Holders and
                         Beneficial Owners of ADSs evidenced by ADRs issued
                         thereunder.
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

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on DECEMBER 15, 2000.
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     The Company has announced that an Extraordinary General Meeting of
Shareholders (the "Meeting") will be held at the date, time and location identified above. A COPY OF THE NOTICE OF MEETING FROM THE COMPANY WHICH INCLUDES THE AGENDA FOR SUCH MEETING IS ENCLOSED.*

     Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

     PLEASE NOTE THAT IN ACCORDANCE WITH AND SUBJECT TO THE TERMS OF SECTION
4.10 OF THE DEPOSIT AGREEMENT, UPON THE TIMELY RECEIPT FROM A HOLDER OF ADSs AS OF THE ADS RECORD DATE OF VOTING INSTRUCTIONS IN THE MANNER SPECIFIED BY THE DEPOSITARY, THE DEPOSITARY SHALL ENDEAVOR, INSOFAR AS PRACTICABLE AND PERMITTED UNDER APPLICABLE LAW, THE PROVISIONS OF THIS DEPOSIT AGREEMENT, THE ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION OF THE COMPANY AND THE PROVISIONS OF THE DEPOSITED SECURITIES, TO VOTE OR CAUSE THE CUSTODIAN TO VOTE THE SHARES AND/OR OTHER DEPOSITED SECURITIES (IN PERSON OR BY PROXY) REPRESENTED BY SUCH HOLDER'S ADSs, EITHER ON A SHOW OF HANDS, IN WHICH CASE THE CUSTODIAN SHALL BE INSTRUCTED TO VOTE IN ACCORDANCE WITH INSTRUCTIONS RECEIVED FROM HOLDERS OF A MAJORITY OF THE ADSs FOR WHICH INSTRUCTIONS HAVE BEEN GIVEN TO THE DEPOSITARY, OR ON A POLL, IN WHICH CASE THE CUSTODIAN SHALL BE INSTRUCTED TO VOTE IN ACCORDANCE WITH THE INSTRUCTIONS RECEIVED FROM THE HOLDERS GIVING INSTRUCTIONS.

     PLEASE FURTHER NOTE THAT, FOR THE PURPOSE OF THIS SECTION 4.10, IN THE EVENT THAT THE DEPOSITARY RECEIVES AN EXPRESS INSTRUCTION FROM A HOLDER AS OF THE ADS RECORD DATE TO DEMAND A POLL WITH RESPECT TO ANY MATTER TO BE VOTED ON BY HOLDERS OF THE ADSs, THE DEPOSITARY SHALL NOTIFY THE CHAIRMAN OF THE COMPANY OR A PERSON DESIGNATED BY THE CHAIRMAN OF SUCH INSTRUCTION AND REQUEST THE CHAIRMAN OR SUCH DESIGNEE TO USE THEIR REASONABLE BEST EFFORTS TO DEMAND A POLL AT THE MEETING AT WHICH SUCH MATTERS ARE TO BE VOTED ON AND TO VOTE THE DEPOSITED SECURITIES REPRESENTED BY SUCH HOLDER'S ADSs IN ACCORDANCE WITH THE INSTRUCTIONS OF THE HOLDERS OF THE ADSs.

     THE DEPOSITARY HAS BEEN ADVISED THAT UNDER INDIAN LAW, AS IN EFFECT AS OF THE DATE HEREOF, VOTING OF SHARES IS BY SHOW OF HANDS (IN WHICH CASE EACH SHAREHOLDER HAS ONE (1) VOTE REGARDLESS OF THE NUMBER OF SHARES OWNED) UNLESS A POLL IS VALIDLY DEMANDED, AND THAT A PROXY HOLDER MAY NOT VOTE EXCEPT IN A POLL VOTE. IN ADDITION, THE COMPANY'S ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION, AS IN EFFECT AS OF THE DATE HEREOF, PROVIDE THAT A POLL MAY BE DEMANDED AT ANY GENERAL MEETING BY A HOLDER OR HOLDERS HOLDING: A) AT LEAST 10% OF THE TOTAL SHARES ENTITLED TO VOTE ON A RESOLUTION; OR B) SHARES (REPRESENTED BY SUCH HOLDER(S)' ADSs) WITH AN AGGREGATE PAID-UP CAPITAL OF AT LEAST Rs. 50,000, THE CHAIRMAN OF THE COMPANY OR HIS DESIGNEE MAY BE ABLE TO DEMAND A
POLL AT THE INSTRUCTION OF HOLDERS. THE COMPANY'S ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION AS IN EFFECT ON THE DATE HEREOF) FURTHER PROVIDES
THAT THE CHAIRMAN OF THE COMPANY SHALL CAST THE DECIDING VOTE, IN THE EVENT OF A TIE.

     Upon timely receipt of signed and completed Voting Instructions from a holder of ADSs, the Depositary shall endeavor or insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

     The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number sat forth below.

     IF YOU HAVE ANY QUESTIONS ABOUT THE WAY IN WHICH VOTING INSTRUCTIONS MAY BE DELIVERED TO THE DEPOSITARY, PLEASE CONTACT CITIBANK, N.A., - ADR SHAREHOLDER SERVICES AT 1-877-CITI-ADR (1-877-248-4237).

                         Citibank, N.A., as Depositary

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*As set forth in Section 4.10 of the Deposit Agreement, Holders of record of
ADSs as of the close of business in the ADS Record Date will be entitled, subject to applicable provisions of the laws of the Republic of India and the Memorandum of Association and Articles of Association of the Company and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders' ADSs.